Exhibit 2.3

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SIBANYE-STILLWATER

SENIOR MANAGEMENT INCENTIVE PLAN

Approved by Remuneration Committee

Approval date:	13 February 2020
Effective date:	January 2020

Table of Contents

1	General provisions	2

2	Purpose of the Plan	3

3	Eligibility	3

4	Short Term Incentives	3

5	Long Term Incentives	8

6	Definitions	10

1	General provisions

1.1	The Plan is applicable to all Vice President and above appointees within the Group.

1.2	Each of the Group's operating segments and support services has developed or will develop incentive plans aligned to their social and cultural requirements covering employee levels below Vice President and aligned to the remuneration expectations and norms applicable in each environment. These incentive plans are structured to promote organisational safe performance that supports delivery on organisational priorities as well as to be in support of and aligned to the Group's cultural objectives to ensure effective implementation of employee attraction and retention strategies.

1.3	Noting that awards of share-based remuneration already made will be settled through issuing of Sibanye-Stillwater stock, future awards under the Plan with a value related to the Sibanye-Stillwater share price will be settled in cash.

1.4	The Plan supersedes any previous incentive plans applicable to Vice President and above levels in the Group and covers short and long term incentive awards from the 2020 cycle onwards.

1.5	The Rules may be amended or withdrawn by the Remco at any time.

1.6	The RemCo will have the ultimate overriding discretion in terms of the Rules, where literal interpretation of the Rules would result in anomalous outcomes that are not in line with the intent of the Plan. The discretion should be exercised reasonably, taking into account the interests of the Group and its shareholders.

1.7	Approval of the parameters to be used for determination of the incentives due to Executive Vice President level and above employees under the Plan and the associated incentive payments or awards in each performance cycle will be made by the Remco in line with the Group's approvals framework. All other approvals under the Plan will be subject to the Group's approval framework.

1.8	Awards shall be made in terms of the Plan until such time as the Plan is amended or withdrawn in terms of clause 1.5. It is recorded that, notwithstanding eligibility to participate in the Plan, the application of the Rules could result in an eligible employee not receiving an incentive payment.

1.9	In respect of participants employed at companies acquired and who are wholly owned by Sibanye-Stillwater, legacy incentive arrangements that represent a departure from the Plan may continue to be applicable for a period subject to transitional agreements that have been concluded. However, in exceptional cases it may be of strategic importance for a business acquired to remain with the legacy incentive arrangements.

2	Purpose of the Plan

2.1	The Plan is a key element supporting implementation of Sibanye-Stillwater's remuneration philosophy in respect of its senior management employed at Vice President and above levels. It is intended to provide financial incentives through which to encourage and reward high performance and attainment of strategic goals by Sibanye-Stillwater's leadership embedding an organisational culture reflecting a values based decision making framework, as well as to support the attraction and retention of leadership talent.

2.2	The Plan includes a combination of short and long term elements through which to secure an appropriate balance between reward for short term operational delivery, sustainability of the business, retention and long term strategic delivery and reward for identified culture drivers.

3	Eligibility

3.1	All permanent employees at a Vice President level or above within the Group shall be eligible to participate in the Plan, and will not be eligible to participate in any other Sibanye-Stillwater incentive plan, with the exception of the Minimum Shareholding Requirements plan being contemplated by the Remco.

3.2	Individuals engaged at a Vice President level or above other than through permanent employment may become participants in the Plan subject to their terms and conditions of appointment providing for participation.

3.3	No other employee, consultant or independent contractor shall be a participant in the Plan, and such persons shall not be or become participants, or become entitled to an expectation of any awards, or have any recourse in terms of the Rules.

4	Short Term Incentives
4.1	Short Term Incentives comprise non-guaranteed cash remuneration payable on an annual basis in respect of a combination of performance achieved by the operation, business area or group as a combined operating unit, service area or function influenced by the employee and personally by the individual during the preceding financial year.

4.2	Short Term Incentives awarded under the Plan shall be in respect of performance in the previous Sibanye-Stillwater financial year (January to December).

4.3	The value of the Short Term Incentive for On Target Performance is determined as a percentage of the participant's Deemed Guaranteed Remuneration in accordance with job level, as tabulated below.

Appointment level	% of Deemed Guaranteed Remuneration for On Target Performance
CEO	65%
CFO/Senior EVP	60%
Executive Vice President	55%
Senior Vice President	50%
Vice President	40%

Determination of overall performance for short term incentive purposes

4.4	A participant's Short Term Incentive will be between 0% and 200% of the payment for On Target Performance in accordance with his or her assessed performance for the year, which is determined as a weighted average of:

4.4.1	delivery against the operational delivery scorecard of agreed objectives and targets for the area of operations influenced by the participant, as described in 4.7;

4.4.2	for participants who head or form part of service areas or defined functions, delivery on a scorecard of performance expectations for the service area or function that the participant is responsible for, as described in 4.8; and

4.4.3	personal performance as determined through a scorecard for evaluating personal performance against agreed objectives and targets for the year, as described in 4.8.

4.5	Each of the three elements described in 4.4 will produce a result on a 0% to 200% scale, with a 100% result representing expectations being met.

4.6	Weightings applicable to each of the three elements described in 4.4 will be established in respect of each performance cycle in advance of each cycle. These weightings will be standard across the Group subject to distinct weightings being defined for each of the three defined categories of participant as set out below:

4.6.1	participants with direct operations management responsibility;

4.6.2	participants who head or form part of defined service functions, which includes processing facilities for the purpose of the Plan; and

4.6.3	all other participants.

Determination of operational delivery performance component

4.7	The scorecard contemplated in 4.4.1 used for determining the operational delivery performance of the area of operations influenced by the individual will be structured under the KPI's. The weighting to be assigned to each of the KPI's will be approved for each performance cycle in advance.

4.7.1	The applicable operational delivery scorecard is;

4.7.1.1	in respect of all South Africa based participants, the scorecard for the area directly influenced by the participant's role;

4.7.1.2	in respect of those United States based participants who directly influence the entire United States PGM operating segment, the scorecard for the US PGM operating segment; and

4.7.1.3	in respect of those United States based participants deployed to specific operating units (East Boulder, Stillwater or Blitz) of the US PGM operations, 70% will be based on the scorecard for their operating unit and 30% on the scorecard for the US PGM operations.

4.7.2	Suitable parameters will be specified that strategically reflect the quality of operational delivery under the KPI's for each operating segment, which, for the 2020 cycle are the SA gold operations, SA PGM operations and US PGM operations, with sub-weightings to define each parameter's contribution towards the performance on each KPI.

4.7.3	The target framework will be cascaded through the operations management hierarchy to the operating units headed by Vice Presidents on a basis determined by the Sibanye-Stillwater Executive Committee.

4.7.4	For each parameter, the on target level of performance will, where applicable, be in accordance with the business plan as approved by the Sibanye-Stillwater Board.

4.7.5	For each parameter, a threshold level of performance and a maximum level of performance will be defined covering a range aligned with the variability in performance to be expected on that parameter. As a guide, the threshold level of performance represents a minimum acceptable standard and the maximum level of performance represents the best that could reasonably be expected. The range is ideally set on a basis that is close to symmetrical around the on target level.

4.7.6	The performance parameter framework for the operating segments as described above and the associated target levels of performance will be approved by the Remco shortly after the approval of the Sibanye-Stillwater business plan by the Sibanye-Stillwater Board, and in any case no later than at its February meeting in each cycle.

4.7.6.1	Remco may approve an adjustment of the targets for operational delivery performance under circumstances that meet all of the sub-criteria relevant to any of the following categories, being:

a.	specific events which
o	are material and anomalous, and
o	result from causes that could not reasonably be expected to be under the control of management, and
o	fall outside the normal risk envelope allowed for when the targets were set
b.	conscious decisions to depart from the originally envisaged operational footprint and/or production rates provided that they
o	are structured to enhance the value generated from operations, and
o	respond to changes in the external and/or internal environment that represent a material departure from the planning parameters and/or strategic assumptions at the time
c.	strategic reasons for adjusting the scorecard framework to reflect changes in strategic focus area during the course of the year

4.7.7	For each performance parameter, performance at the threshold level or worse yields a performance rating of 0%, at the on target level 100% and at the maximum level or better 200%, with linear interpolation between these levels.

4.7.8	Performance on each KPI is determined as the weighted average of performance on each of the performance parameters falling under that KPI.

4.7.9	The operational delivery scorecard rating is determined as the weighted average of the rating achieved for each of the KPI's.

4.7.10	The Group's overall performance will be determined as the weighted average of the performance in each of the operating segments using the agreed weightings assigned to each operating segment.

Determination of service area and personal performance component

4.8	Service area performance as contemplated in 4.4.2 and personal performance as contemplated in 4.4.3 are evaluated using scorecards agreed and signed off at the commencement of the incentive cycle comprising the key results expected from the service area and the individual respectively, and are subject to a process of moderation to ensure consistency and fairness across the Group.

4.8.1	Each key result to be evaluated on the scorecard has a defined weighting governing its contribution to the overall rating.

4.8.2	Each key result to be measured is evaluated at the end of the cycle on a 1 to 5 scale against the approved targets for performance on each key result that ranges from minimum acceptable at 1 to on target delivery at 3 to substantially exceeding

4.8.3	The overall rating for the service area or the individual as applicable is determined as the weighted average of the ratings on each key result to be measured rounded to the nearest decimal place.

4.8.4	A score on a scale of 0% to 200% is determined using the table below based on the weighted average rating.

Personal or Service Area Performance Lang	Bonus percentage	Personal or Service Area Performance Rating	Bonus percentage
<=2.4	0%	3.8	140%
2.5	50%	3.9	145%
2.6	60%	4.0	150%
2.7	70%	4.1	155%
2.8	80%	4.2	160%
2.9	90%	4.3	165%
3.0	100%	4.4	170%
3.1	105%	4.5	175%
3.2	110%	4.6	180%
3.3	115%	4.7	185%
3.4	120%	4.8	190%
3.5	125%	4.9	195%
3.6	130%	5.0	200%
3.7	135%

4.9	Participants who are engaged with the Group during an incentive cycle with insufficient time for a fair assessment will be given a default performance rating of 3.0 for their individual performance on the basis that it is too early to assess their performance with sufficient confidence. All participants with more than 3 months' service in an incentive cycle will have their individual performance evaluated, and participants with less than 3 months' service in the incentive cycle would normally be assigned the default rating unless there is a credible and objective basis available to do a formal performance evaluation.

4.10	Participants who are transferred between operating and/or service areas during the incentive cycle will receive a Short Term Incentive calculated on a pro-rata basis based on the period for which they meaningfully influenced the performance of each area during the incentive cycle. The full year performance for each operating or service area will be used in performing this calculation.

4.11	Participants whose employment status changed during the incentive cycle, for examplethrough promotion, will receive a Short Term Incentive calculated on a pro-rata basis based on the period in each employment status during the incentive cycle. The full year performance for each operating or service area will be used in performing this calculation. In instances where the job content and outputs changed materially due to the change in employment status, the personal performance will be evaluated separately for each period, applying the arrangements as set out in 4.9 for cases of a new role performed over a limited time period. Should a position receive a higher grading through re-grading with the participant being promoted while the job content and outputs remain similar, a full year performance rating may be applied.

4.12	A participant who became eligible for participation after the start of the financial year will receive a pro-rata bonus in respect of the period served during the financial year subject to paragraph 4.9. The full year performance for each operating or service area will be used in performing this calculation.

4.12.1	Participants who became eligible for participation due to a promotion will remain entitled to receive whatever incentive was due to them under other Sibanye-Stillwater incentive plans in respect of their service prior to becoming eligible to participate in the Plan on a pro rata basis for the period worked under the other incentive plan.

Determination of Short Term Incentive cash payment

4.13	In calculating the Short Term Incentive, the participant's annual Deemed Guaranteed Remuneration as at 31 December of the year in respect of which the incentive is to be paid is multiplied by the participation percentage as specified in 4.3 and the overall performance rating applicable to the participant as determined under 4.4, with the following provisos:

4.13.1	Participants whose performance is evaluated at 2.4 or below on their personal performance scorecard will not be entitled to receive any Short Term Incentive;

4.13.2	Where a participant has been promoted to a higher Short Term Incentive participation level, the Short Term Incentive will be calculated on a pro-rata basis, based on the period employed in each participation level during the incentive cycle;

4.13.3	Where a participant receives an excessively high increase (7% or more) shortly before the end of the incentive cycle, the Group reserves the right at its sole discretion to base the Short Term Incentive on a pro-rata remuneration level determined in accordance with the period for which the lower and higher packages were received.

4.14	Participants shall only be entitled to receive the Short Term Incentive payment if they are in service on 31 December of the year in respect of which the incentive is to be paid, irrespective of whether they remain in service at the time that the Short Term Incentive payment is made, provided that:

4.14.1	A participant who retires (including ill-health retirement), dies or is retrenched (where the bonus payment has not been included in the severance package) during the course of the incentive cycle will receive a pro-rata Short Term Incentive calculated in terms of the period worked up to and including his/her last day in service. Payment will generally only be made on the standard timing for payment of the Short Term Incentive based on the year end achievements met and will not attract a corresponding deferred share-based payment award, provided that the Group may, at its sole discretion, pay the pro-rata Short Term Incentive earlier. In the case that it is not practicable to determine a rating for the individual's performance, a default rating of 3.0 will be used.

4.15	Payments shall be made in the normal course of events shortly after Remco approval at the February committee meeting following the year under review.

4.16	Where the payment of Short Term Incentives is delayed beyond this time frame, for whatever reason, the participant shall have no claim to a higher payment, interest or any other amount on top of the original allocation.

4.17	Any period of unpaid leave, irrespective of which leave category it falls into, shall be excluded for the purpose of calculating the qualifying period in service for the purpose of determining the Short Term Incentive due.

5       Long Term Incentives

5.1	The Long Term Incentive comprises two elements as set out, which are awards of FSU's and CSU's with the terms and conditions of the Share Plan and the approved Share Plan implementation arrangements relating respectively to Forfeitable Shares and Conditional Shares respectively to be applicable.

5.2	An award of FSU's is made to each participant in March of each year to a value of two thirds of the cash incentive paid to him or her in respect of the previous incentive cycle.

5.3	The number of FSU's awarded is determined as the value of the FSU Award divided by the 3 day VWAP of Sibanye-Stillwater share as listed on the JSE for South African participants and of the Sibanye-Stillwater ADS as listed on the NYSE for United States participants over the trading days immediately preceding the award date.

5.4	The award of FSU's will settle in cash to the participant in two equal tranches at 9 months and 18 months from the date of award subject to the forfeitability conditions as specified in the rules of the Share Plan.

5.5	The cash value paid per FSU that vests will be the Volume Weighted Average Price on the date of vesting of the Sibanye-Stillwater share as listed on the JSE for South African participants and the closing price of the Sibanye-Stillwater ADS as listed on the NYSE on the trading day immediately before the vesting date for United States participants.

5.6	An award of CSU's is made to each participant annually in March in respect of his or her guaranteed remuneration as at the date of the award.

5.7	The value of the award of CSU's for On Target Performance, which is a rating on the individual's personal performance scorecard of 3.0, is determined as a percentage of the participant's Deemed Guaranteed Remuneration on the date of award in accordance with job level, as follows.

Appointment level	% of Deemed Guaranteed Remuneration for On Target Performance
CEO	195%
CFO/Senior EVP	180%
Executive Vice President	165%
Senior Vice President	150%
Vice President (South Africa based)	120%
Vice President (United States based) [1]	80%

1	The award levels for Vice President in the United States are reduced to align with region-specific pay mix norms for this level of employee in the context of benchmarked total remuneration at current base pay levels.

5.8	The value of the award of CSU's is modified from the value for on target performance in accordance with the individual's personal performance rating for the latest completed incentive cycle using the individual's rating as determined in 4.8.

Personal Performance Rating	Value as a % of value for on target performance
1.0 - 2.4	0%
2.5 - 2.7	50%
2.8 - 3.0	100%
3.1 - 3.3	125%
3.4 - 3.7	150%
3.8 - 4.0	175%
4.1 - 5.0	200%

5.9	The number of CSU's awarded will be determined as the value of the CSU Award divided by the 3 day VWAP of Sibanye-Stillwater share as listed on the JSE for South African participants and of the Sibanye-Stillwater ADS as listed on the NYSE for United States participants over the trading days immediately preceding the award date.

5.10	Additional awards of CSU's will be made on a quarterly basis to certain categories of participant on the following basis

5.10.1	New appointees will receive a pro rata award for the number of complete months from date of appointment to the following February based on a default individual performance rating of 3.0;

5.10.2	Participants who are promoted such that they become new participants in the Plan will receive a pro rata award for the number of complete months from the date that they became eligible to participate to the following February based on a default personal performance rating of 3.0;

5.10.3	Participants who are promoted such that their participation level in the Plan changes will receive a pro rata award for the number of completed months from date of change in participation level to the following February with a value equal to the difference between the original award and the new value they would be entitled to based on a default personal performance rating of 3.0 for the promoted period. If the new value is lower than the original award, no quarterly award will be made and the original award will be unaffected.

5.11	Awards of CSU's will vest to the participant three years after the date of award subject to the performance conditions as determined by the Remuneration Committee, which will be specified in the award letter to participants, and subject to the forfeitability conditions as specified in the rules of the Share Plan.

5.12	The cash value paid per CSU that vests will be the Volume Weighted Average Price on the date of vesting of the Sibanye-Stillwater share as listed on the JSE for South African participants and the closing price of the Sibanye-Stillwater ADS as listed on the NYSE on the trading day immediately before the vesting date for United States participants.

6       Definitions

6.1	"CSU" shall mean Conditional Share Units that will be cash settled on vesting and have the equivalent value and applicable conditions as Conditional Shares awarded under the Share Plan.

6.2	"Deemed Guaranteed Remuneration" shall mean the annual guaranteed remuneration as quoted in the participant's services contract in line with the practices applied in each region for designating annual guaranteed remuneration. In the Southern Africa Region, the Gross Remuneration Package concept is used with the United States Region making use of Base Pay.

6.3	"FSU" shall mean Forfeitable Share Units that will be cash settled on vesting and have the equivalent value and applicable conditions as Forfeitable Shares awarded under the Share Plan.

6.4	"the Group" shall mean Sibanye-Stillwater, or any company forming part of the Sibanye-Stillwater group, as the context implies, and comprises all companies over which Sibanye-Stillwater exerts management control irrespective of the territory in which they are established, and specifically not including SFA Oxford and DRDGold.

6.5	"KPI" shall mean the Key Performance Indicators on the operational delivery scorecard that comprise Safety, Production, Cost and Orebody Developed State.

6.6	"the Plan" shall mean the Sibanye-Stillwater Senior Management Incentive Plan.

6.7	"the Remco" shall mean the Sibanye-Stillwater Remuneration Committee, which is constituted as a committee of the Sibanye-Stillwater Board.

6.8	"the Rules" shall mean this set of Rules and any annexures, schedules or addenda thereto.

6.9	"the Share Plan" shall mean the 2017 Sibanye-Stillwater Share Plan as approved by shareholders."Sibanye-Stillwater" shall mean Sibanye Gold Limited, or with effect from the re-listing that is envisaged to take place in February 2020, Sibanye-Stillwater Limited.